GENESIS ENERGY, L.P.
                             500 DALLAS, SUITE 2500
                              HOUSTON, TEXAS 77002



                                           August 11, 2006



Ms. April Sifford
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Genesis Energy, L.P.
         Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 7, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2006 Filed May 9, 2006 File No. 1-12295

Dear Ms. Sifford:

We provide this letter in response to your letter of August 3, 2006 regarding the filings referenced above.

Form 10-K for the Fiscal Year ended December 31, 2005
-----------------------------------------------------

Results of Operations
---------------------

Pipeline Transportation Segment, page 37
----------------------------------------

Comment:
1. We note the trend of declining throughput in the Jay pipeline and the related uncertainty based on the declining production of existing well. We further note the continued decline reported in your results of operations for the quarter ended March 31, 2006. These circumstances appear to indicate that the Jay pipeline should be tested for impairment under your stated accounting policies. Tell us whether you have tested the Jay pipeline for impairment as of December 31, 2005. If you have not performed such test, tell us the facts and circumstances you considered in order to conclude such test was not necessary. We may have further comment.

Response:
Paragraph 8 of Statement of Financial Accounting Standards No. 144 requires that a long-lived asset be tested for recoverability whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. While the declines in volumes on the Jay System might be a factor indicating that an impairment test should be performed, we considered the totality of the circumstances and concluded that the Jay System's carrying amount was recoverable. Factors leading us to this conclusion were the carrying amount of the Jay System and the cash flows generated by the Jay System for 2003 through
2005. The carrying amount of the Jay System at December 31, 2005 was $14.6 million. The Jay System generated cash flows of $3.0 million in 2003, $4.7 million in 2004 and $6.0 million in 2005. The cash flows improved during these periods as a result of increases in revenues from higher tariff rates and from sales of pipeline loss allowance volumes; decreases in operating costs on the Jay System due to efficiencies and major repair projects that should not have to be repeated; and increases in volumes on segments of the Jay System with higher tariffs. Much of the decline in volumes during these periods was on segments of the pipeline with lower per barrel tariffs. Thus we concluded that cash flows during the three year period more than offset the impact of declining volumes during the same period.

We believe that our current operations support the estimated remaining useful life of 11 years. We are also considering ways to lengthen the life of the Jay System by future conversion into natural gas service, as disclosed in our Form 10-K.

Taking into account the conditions described above, we concluded that events or changes in circumstances did not indicate that the carrying amount of the Jay System may not be recoverable. Consequently a test for recoverability was not performed for the fiscal year ended December 31, 2005.


Comment:
2. In discussing the Jay pipeline, you state you do not know if new production will be sufficient to offset declining production. Disclosure of the effects of this known uncertainty on your financial condition and results of operations is required unless you have determined that a material effect is not reasonably likely to occur. Provide such disclosures as required under Financial Reporting Codification 501.02, or tell us the facts and circumstances you considered in order to conclude that such disclosure was not required.

Response:
Financial Reporting Codification 501.02 requires disclosure where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant's financial condition or results of operation. In determining that the uncertainty of whether new production would be sufficient to offset declining production would have a material effect on our financial condition or results of operations, we considered several factors. One factor we considered was that the new production was located near segments of the pipeline that generate a much larger tariff per barrel than segments of the pipeline where production is declining. We also considered our increased cash flows from the Jay System between 2003 and 2005 as described in the response to question 1, our decreased operating costs on the Jay System and increased tariff rates on the Jay System. After reviewing these factors, we concluded that a trend, event or uncertainty that was reasonably likely to have a material effect on our financial statements was not likely to occur.

Comment:
3. Disclosure in your financial statements of material reasonably possible contingencies expected to occur within the next 12 months is required under Statement of Position 94-06. Tell us the facts and circumstances you considered in order to conclude such disclosure was not required with regard to the potential impairment of the Jay pipeline.

Response:
Statement of Position 94-6, paragraph 13 requires disclosure in the financial statements when known information indicates that both of the following conditions exist: (a) It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more confirming events; and (b) the effect of the change would be material to the financial statements. As we discussed in the response to question 1, the cash flows from the Jay System for the years 2003, 2004 and 2005 indicated to us that the potential for an impairment of the Jay System was not likely to be required in the near term; therefore the disclosure required by Statement of Position 94-6 was not required.

Cash Flows, page 47
-------------------

Comment:
4. We note your disclosure that capital expenditures and the related effect on recorded liabilities affects operating cash flows. We do not understand this disclosure given the requirements for the presentation of the statements of cash flows and non-cash investing activities under Statement of Financial Accounting Standards 95, paragraph 32. Tell us the circumstances under which this occurs and quantify the effects of such items on your investing and operating cash flows for each year presented. We may have further comment.

Response:
We complied with the requirements for the presentation of the statements of cash flows and non-cash investing activities under Statement of Financial Accounting Standards No. 95, paragraph 32, and included the disclosure related to capital expenditures in Note 13 to the Consolidated Financial Statements. The statement on page 47 that reads "The timing of capital expenditures and the related effect on our recorded liabilities also affects operating cash flows" should have read "The timing of operating expenditures and the related effect on our recorded liabilities also affects operating cash flows." We propose that we eliminate the word "capital" in this disclosure beginning with the second quarter of 2006.

Form 10-Q for the quarter ended March 31, 2006
----------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Organization and Basis of Presentation, page 7
-------------------------------------------------------

Comment:
5. Include a statement that the interim unaudited financial statements include all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Further state that all adjustments are of a normal recurring nature or, if not, describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Regulation S-X 10-01(b)(8).

Response:
We inadvertently excluded the statement that you requested we add to our Form 10-Q for the quarter ended March 31, 2006. It was included in our Forms 10-Q filed in 2005. We will include it in our Form 10-Q for the quarter ended June 30, 2006.

Management Discussion and Analysis of Financial Condition and Results of
-------------------------------------------------------------------------
Operations, page 22
-------------------

Comment:
6. Provide the appropriate disclosures with regard to the Jay pipeline consistent with the disclosures made in your annual report in response to the comments above.

Response:
As our response to the comments above did not include any additional disclosure regarding the Jay System and no events or changes in circumstances indicate that there would be any changes to the conclusions we made at December 31, 2005, we will not be adding any disclosure regarding the Jay System to the Form 10-Q for the quarter ended March 31, 2006.


We acknowledge the following:
o we are responsible for the adequacy and accuracy of the disclosure in our filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact me at 713-860-2528, or our Vice President and Controller, Karen Pape at 713-860-2626 for any questions regarding these responses.


                                      Very truly yours,

                                      GENESIS ENERGY, L.P.

                                      /s/  Ross A. Benavides

                                      Ross A. Benavides
                                      Chief Financial Officer